Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR
(all information as at April 14, 2009 unless otherwise noted)

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Lundin Mining Corporation (the “Corporation”) for use at the annual and special meeting of the Corporation’s shareholders to be held on Friday, May 15, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Meeting or at any adjournment thereof (the “Meeting”). Management’s solicitation of proxies will primarily be by mail and may be supplemented by telephone or other means of communication to be made, without special compensation, by directors, officers and employees of the Corporation. The cost of solicitation by management will be borne by the Corporation. The Corporation may retain other persons or companies to solicit proxies on behalf of management of the Corporation, in which event customary fees for such services will be paid.

It is anticipated that this Circular, together with the accompanying Notice of Meeting and form of proxy will first be mailed to shareholders of the Corporation on or about April 20, 2009.

Unless otherwise indicated, all monetary amounts referred to herein are stated in United States currency.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation (the “Management Proxyholders”). A registered shareholder has the right to appoint a person other than one of the Management Proxyholders to represent the registered shareholder at the Meeting by striking out the printed names and inserting that other person’s name in the blank space provided. A proxyholder need not be a shareholder. If a shareholder appoints one of the Management Proxyholders as a nominee and there is no direction by the registered shareholder, the Management Proxyholder shall vote the proxy FOR all proposals set out in the enclosed proxy form and for the election of the directors and the appointment of the auditors set out in this Circular.

The instrument appointing a proxyholder must be signed in writing by the registered shareholder, or such shareholder’s attorney authorized in writing. If the registered shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Toronto, Ontario time) on Wednesday, May 13, 2009 (or not less than 48 hours, excluding Saturdays, Sundays and holidays before any adjournments of the Meeting at which the proxy is to be used), or it is deposited with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253 or by e-mail at service@computershare.com.

VOTING OF PROXIES

Common shares of the Corporation represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.

LUNDIN MINING CORPORATION

EXERCISE OF DISCRETION

The enclosed Proxy, when properly completed and delivered and not revoked, gives discretionary authority to the persons named therein with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters. As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting.

VOTING BY BENEFICIAL (NON-REGISTERED) SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold common shares of the Corporation through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting and instructions provided by their broker, agent or nominee with this Proxy Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent or nominee is limited to instructing the registered holder on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Independent Investor Communication Corporation) (“Broadridge”). Broadridge typically prepares voting instruction forms, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote their shares at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXY

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting. Only registered shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.

LUNDIN MINING CORPORATION

RECORD DATE

Shareholders registered as at April 7, 2009 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares and one special share, of which 487,433,771 common shares are issued and outstanding as of April 14, 2009. Each common share is entitled to one vote.

The following table sets forth those persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all common shares of the Corporation:

Name and Address	Number of Shares	Percentage
Estate of Mr. Adolf H. Lundin(1)	63,214,854	12.97%
HudBay Minerals Inc.	96,997,492	19.90%

(1)

These shares are held by Ellegrove Capital Ltd. (“Ellegrove”), as to 30,688,390 common shares, Abalone Capital Ltd. (“Abalone”), as to 6,039,750 common shares, Lorito Holdings Limited (“Lorito”), as to 5,206,400 common shares, and Zebra Holdings and Investments Limited (“Zebra”), as to 21,280,314 common shares. Ellegrove, Abalone, Zebra and Lorito are private corporations owned by a trust whose settler is the late Adolf H. Lundin.

As at April 14, 2009, the total number of common shares owned or controlled by management and the directors of the Corporation and their associates or affiliates was 2,607,376 common shares, representing 0.53% of the total issued and outstanding common shares.

ELECTION OF DIRECTORS

Directors are elected annually and the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has determined that the number of directors to be elected is 10. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein FOR the election of the nominees whose names are set forth below. All 10 nominees are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote FOR another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s shares are to be withheld from voting on the election of directors.

Each of the following persons is nominated to hold office as a director until the next annual meeting or until his or her successor is duly elected or appointed.

LUNDIN MINING CORPORATION

Name, residence and current position(s) held in the Company	Principal occupations for last five years	Served as director since	Number of voting securities owned (directly or indirectly) or controlled at present(1)
Lukas H. Lundin (4) British Columbia, Canada Chairman	Chairman and a Director of the Corporation; Director and Officer of a number of publicly traded resource-based companies	September 9, 1994	1,516,311 common shares
Philip J. Wright (5) United Kingdom President and Chief Executive Officer	President and Chief Executive Officer of the Corporation since January 16, 2008	January 16, 2008	103,000 common shares
Colin K. Benner (3) (5) British Columbia, Canada

Presently, Chairman of Capstone Mining Corp. and Chairman of Creston Moly Corp., was interim CEO of HudBay Minerals Inc. from March 9, 2009 to March 23, 2009; was Vice Chairman and Chief Executive Officer of Skye Resources Inc. from March to August 2008; Vice Chairman, Chief Executive Officer and Director of the Corporation from October 31, 2006 to April 1, 2007; Vice Chairman, Chief Executive Officer and a Director of EuroZinc Mining Corporation from December 21, 2004 to October 31, 2006 and former President, Chief Executive Officer and Director of Breakwater Resources Ltd. in Toronto, Ontario

		October 31, 2006	116,668 common shares
Donald K. Charter (2) (4) Ontario, Canada

Corporate Director and President 3C’s Corporation; prior to December 2005, Chairman, President and Chief Executive Officer of Dundee Securities Corporation; Executive Vice President of Dundee Corporation and Dundee Wealth Management; partner in a law firm prior to 1996

		October 31, 2006	11,424 common shares
John H. Craig (3) Ontario, Canada	Lawyer, partner of Cassels Brock & Blackwell LLP	June 11, 2003	186,849 common shares
Brian D. Edgar (3) (5) British Columbia, Canada	President, Chief Executive Officer and Director of Dome Ventures Corporation; Director of a number of publicly traded companies	September 9, 1994	230,000 common shares
David F. Mullen (3) (4) British Columbia, Canada	Chief Executive Officer and Head HSBC Private Equity North America; director of a number of publicly traded companies	October 31, 2006	36,466 common shares
Anthony O’Reilly Jr. (4) (5) Ireland

Chief Executive of Providence Resources Plc.; formerly Chairman of Arcon International Resources Plc. and former Chief Executive of Josiah Wedgwood & Sons Limited; Director of a number of publicly traded companies

		May 25, 2005	65,634 common shares
Dale C. Peniuk (2) British Columbia, Canada	Chartered Accountant; financial consultant to the mining industry; formerly an Assurance partner with KPMG LLP, Chartered Accountants; Director of a number of publicly traded companies	October 31, 2006	17,600 common shares(6)
William A. Rand (2) British Columbia, Canada	President and Director of Rand Edgar Investment Corp.; Director of a number of publicly traded companies	September 9, 1994	323,424 common shares

Notes:

(1)	The information as to common shares beneficially owned has been provided by the directors themselves.
(2)	Members of the Audit Committee
(3)	Members of the Corporate Governance and Nominating Committee
(4)	Members of the Human Resources/Compensation Committee
(5)	Members of the Health, Safety, Environment and Community Committee
(6)	Includes 15,000 common shares registered in the name of Mr. Peniuk’s spouse and 100 common shares registered in the name of Mr. Peniuk’s child.

Pursuant to the terms of the Termination Agreement between the Corporation and HudBay Minerals Inc. (“HudBay”) dated February 23, 2009, HudBay is entitled to designate one nominee for inclusion on the Corporation’s management slate of nominees for election to the Board of Directors, so long as HudBay beneficially owns or controls 10% or more of the outstanding common shares of the Corporation. At this time, HudBay has not designated a nominee for election.

LUNDIN MINING CORPORATION

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Corporate Cease Trade Orders or Bankruptcies

Except as noted below, to the best of management’s knowledge, no proposed director is, or has been within the last 10 years of the date hereof, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Messrs. Rand and Edgar are currently and were directors of New West Energy Services Inc. (NEW-TSX-V) when, on September 5, 2006, a cease trade order was issued against that company by the British Columbia Securities Commission for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006.

Mr. Benner was a director of Tahera Diamond Corporation (TAH-TSX) (“Tahera”) which, on January 16, 2008, was granted creditor protection by the Ontario Superior Court of Justice under the Companies’ Creditor Arrangement Act (“CCAA”). Mr. Benner resigned as a director of Tahera on September 29, 2008. Pursuant to a number of extensions, Tahera remains under CCAA protection.

Individual Bankruptcies

No director of the Corporation has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No person proposed for election as a director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for the proposed director.

APPOINTMENT AND REMUNERATION OF AUDITORS

The directors of the Corporation recommend the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation to hold office until the termination of the next annual meeting of the Corporation. PricewaterhouseCoopers LLP was first appointed as the auditors of the Corporation on October 19, 2006. It is also proposed that the remuneration to be paid to the auditors be determined by the directors of the Corporation.

The disclosure required by Form 52-110F1 of Multilateral Instrument 52-110, Audit Committees, including the text of the Audit Committee’s charter and the fees paid to the Corporation’s external auditor, can be found in the Corporation’s Annual Information Form dated March 31, 2009 as filed on SEDAR at www.sedar.com.

LUNDIN MINING CORPORATION

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following compensation discussion and analysis describes the Corporation’s policies and practices with respect to the compensation of senior managers and discloses specific details with respect to its named executive officers, being its current and former Chief Executive Officer (“CEO”), its current and former Chief Financial Officer (“CFO”) and the three most highly compensated executive officers other than the CEO and CFO (collectively with the CEO and CFO, the named executives officers (“NEOs”).

Overview of Compensation Philosophy

The Corporation’s priority is to ensure that remuneration packages are sufficiently attractive to recruit, retain and motivate the kind of high performing individuals who will be instrumental in helping the Corporation to achieve its potential. However, the Corporation also recognises that this has to be balanced with a sense of fairness, with total reward closely linked to the achievement of superior performance at both corporate and individual levels. A further important principle is that while good performance should be recognized, poor performance must be managed, not tolerated or ignored.

Executive pay packages are determined on a Total Employment Cost (“TEC”) basis and include an appropriate balance of base salary, benefits and at-risk remuneration (in the form of short-term incentive and long-term incentive). They are set in the context of the relevant industrial and geographic norms that the Corporation operates within and at a level which will make the organisation competitive in its chosen mining and mineral exploration markets.

Ultimately, performance-based reward has to be underpinned by the Corporation’s ability to pay. In 2008, there have been many examples of superior and exceptional performance at personal and business level over the course of the year, within a context of unprecedented and highly challenging external market conditions in the final quarter. The board has taken the unusual step of deferring a final decision on the payment of 2008 performance-related rewards for executive staff until after the Corporation’s financial restructuring process is complete.

Recruiting and Retention

The compensation package has to be sufficient to attract and retain the right level of skill, expertise and talent in a competitive global market. The Corporation had a relatively high degree of turnover in the highest management levels in 2008, reflecting the changing direction of the Corporation, and so the ability to attract quality candidates was put to the test. Three of the five NEO roles are occupied by executives who joined the Corporation during the year (viz. the CEO, CFO and Project Director).

The structure of the remuneration package, based on TEC, must be well-balanced across the short, medium and longer term elements, so that it is both attractive to the individual and cost effective for the Corporation. This balance is achieved by providing base pay at a reasonable median level as an anchor which makes the Corporation a realistic prospect for talented candidates. However, the short-term incentive (annual bonus) plan, which is based on individual targets aligned with the overall corporate targets, allows the Corporation to attract high performers by offering them the opportunity to achieve superior total annual reward through their own delivery of excellence at individual and business levels. Finally, the longer term reward element (share option grants), which is described in greater detail below, provides the opportunity to build ownership and growth in the medium and longer term future in line with the opportunities for success afforded to the shareholders.

Aligning Management and Shareholders

There are a number of ways in which the needs and interests of our management and our other stakeholders are aligned. For example, the short-term incentive plan described above gives shareholders the assurance that the Corporation is paying for results, even on an annual total cash basis. In addition, a significant proportion of the executive pay package in Lundin is leveraged towards share options. The view is that share options give a longer term focus for management, beyond the more immediate one year cycle of base pay and short-term incentive bonus. Share options also help to ensure that management are subject to exactly the same external market conditions as our shareholders.

LUNDIN MINING CORPORATION

Human Resource/Compensation Committee Mandate

The Human Resources/Compensation Committee (the “Committee” or the “HRCC”) is responsible for recommending to the Board the annual salary, bonus and other benefits, direct and indirect, of the CEO and to approve the compensation for the Corporation’s other executive officers after considering the recommendations of the CEO, all within the Committee’s mandate and other human resources and compensation policies and guidelines approved by the Board. It is the responsibility of the HRCC to ensure management compensation is competitive to enable the Corporation to continue to attract individuals of the highest calibre. Reference is made to the heading “Statement of Corporate Governance Practice” herein for further information about the duties and responsibilities of the HRCC.

The HRCC reviews the performance of the executive officers at the end of each fiscal year, or as appropriate. The Corporation’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other resource companies of similar size and scope of operations. The Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the Board’s assessment of each officer’s individual performance, contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors. When determining the compensation of the CEO, the Committee will assess the performance of the CEO in light of the corporate goals and objectives established by the Board.

During 2008, the Corporation developed and implemented a new process for setting group and individual performance targets across all facets of the business. This process, based on individual, but linked, one page plans covers all managers and will form the basis for determining short-term incentive payments for 2008 and beyond.

Also in 2008, following a detailed review, the HRCC approved a structured methodology for awarding share option grants to executives. This replaced the previous practice of issuing ad hoc awards, and was considered to be more appropriate and sustainable, given the increasing size and global scope of the Corporation.

The HRCC believes that the salary paid to the CEO and each other executive officer during the last fiscal year was commensurate with the position, incumbent’s experience and salaries paid by comparable companies when considering the salary component as part of TEC. In considering comparable companies, the Committee considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of the particular executive officer.

During 2008, the HRCC did not incur the expense of engaging a compensation consultant. They were supported by management, and used independent market data from a number of service providers, including PricewaterhouseCoopers LLP (“PwC”), Hay and Mercer.

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration is within the mandate of the Board with recommendations from the HRCC. However, management has a key role in helping support the Committee in fulfilling its obligations. For example, the CEO and other senior members of his leadership team (HR, Legal, etc) provide a source of external data and analysis. They also provide the HRCC with the broader context of reward in the wider organisation, to help further inform and support the quality of the decision making process on executive pay.

The CEO, while not a member of the HRCC, provides key input on the performance of other senior executives and managers. However, all discussion which would affect the CEO’s own remuneration package, directly or indirectly, is held in camera.

LUNDIN MINING CORPORATION

Elements of Compensation

Compensation of the Corporation’s NEOs for the fiscal year ended December 31, 2008 was comprised of the following components:

  base salary

  short-term incentive (cash or stock option grants)

  long-term incentive (stock option grants)

  retirement benefits

  other executive benefits

These components, including a targeted level of short-term incentive, aggregate to constitute TEC. In addition, contracts provide for termination and change of control protection as set out later in this circular.

Base Salary

Base salaries are set at levels considered to be competitive for the position and location after consulting relevant external market data provided by a number of external service providers (including PwC, Hay and Mercer).

The base salaries of the Corporation’s NEOs as at December 31, 2008 are shown in the table below. Where such NEO joined the Corporation during 2008, their annualized salaries are shown.

Name	Title	2008 Base Salary (US$)
Philip Wright	President and Chief Executive Officer	538,930
Ted Mayers	Chief Financial Officer	421,772
João Carrêlo	Executive Vice President and Chief Operating Officer	489,153
Paul Conibear	Sr. Vice President, Projects	350,914
Paul McRae	Project Director	468,635

Notes:

(1)

Mr. Wright’s salary is defined in Canadian dollars and paid on a split basis between the UK and Canada, based on the requirement for him to work in both jurisdictions. He is not paid any premium or enhancement to his base pay for working in the UK, and an exchange rate of C$1.962 - £1 was set to calculate the appropriate fraction that would be payable in pounds sterling. The pounds sterling actually paid may vary if the exchange rate varies outside prescribed limits. His Canadian dollar salary has been converted into US$ for reporting purposes at the 2008 average exchange rate of C$1.067:US$1.00.

(2)	Messrs. Mayers, McRae and Conibear are paid in Canadian dollars. Their salaries above have been converted into US$ for reporting purposes at the 2008 average exchange rate of C$1.067:US$1.00.
(3)	Mr. Carrêlo is paid in Euros. His salary above has been converted into US$ for reporting purposes at the 2008 average exchange rate of EUR 0.680: US$1.00.

Short-Term Incentive Payment

During 2008, One Page Plans (“OPPs”) were developed for all managers. The overall goals and targets contained in the OPPs focused on where the Corporation wished to be by December 2010. The OPPs contain linked strategic initiatives and intermediate targets covering: operational matters; health, safety, environment and community; growth and development; and the identification, development and attainment of better practices. These are not rigid documents but are modified as circumstances dictate.

For 2008 and subsequent years, these OPPs will form the primary basis, along with achieved budgetary results, in assessing each manager’s personal effectiveness. This personal effectiveness will be the primary determining factor in the payment of short-term incentives, overall reward and retention.

Last year, the Corporation published the levels of bonuses that were recommended by HRCC and approved by the Board, for performance in the calendar year 2007. However, as mentioned earlier in this report, there is a particular challenge in considering 2008 performance. There have been many examples of superior and exceptional individual performance despite highly adverse market conditions. Therefore, as previously indicated, the Corporation has taken the unusual step of deferring a final decision on the issue of payment of 2008 performance bonuses for executive staff until after the financial restructuring process is complete. The Corporation’s ability to pay remains paramount, but it would be inappropriate not to give fair and just consideration to recognizing, in a considered and appropriate manner, some excellent performances in 2008 which aided the Corporation in dealing with the excessive challenges created by an unprecedented external environment. Any awards which may be made retrospectively for 2008 for the NEOs will be reported in next year’s statement of executive compensation.

LUNDIN MINING CORPORATION

The following table describes the target short-term incentive available to each NEO as a percentage of base salary. The target can be increased at the Board’s discretion if it considers that there is a need to recognize exceptional performance.

Name	Target Bonus as a Percentage of Base Salary
Philip Wright	60%
Ted Mayers	60%
João Carrêlo	60%
Paul Conibear	40%
Paul McRae	n/a

Notes:
(1)   Mr. McRae had a bonus proposal based on the achievement of milestones within a major project. Since that project is in abeyance, this proposed bonus structure is not applicable.
(2)   Neither Mr. Waplan nor Mr. Haker had any entitlement to a 2008 target bonus.

Long-Term Incentives

Purpose of Long-Term Incentives

The Corporation provides long-term incentives through option grants under its stock option plan. Incentive stock options are considered to be an effective vehicle for deepening a sense of ownership amongst executives and increasing alignment with the interests of shareholders.

2008 Option Grants

Options were granted as part of the initial contractual agreement to two newly appointed NEOs; namely Messrs. Philip Wright and Ted Mayers. These grants have an expiry period of 5 years in the case of Mr. Wright, but were subsequently relinquished (see Table of Options Granted in 2008 below, Note 1). In the case of Mr. Mayers, the options have an expiry period of 2 years.

As a result of the rapid growth of the Corporation in a short period of time, and the numerous mergers and acquisitions completed, the Corporation had an ad-hoc approach to the granting of options. In addition, the past practice of large grants from time to time was not reflective of the cyclical nature of the commodity markets. Accordingly, the HRCC determined it was appropriate to revisit the policy on the granting of options. In 2008, the HRCC introduced a new structured methodology for awarding share option grants to senior executives to replace past practice. A level of option benefit for each position was determined but is to be granted on a basis that allows for future annual grants to reflect market price over time. This involved developing a rolling cycle of grant levels, coupled with rolling 3-year vesting following grant, which would, over a number of years, have the potential to maintain appropriate levels that are market competitive with similar organizations. A first grant under this new methodology was made in September 2008 to executives and managers who were judged to have the ability to influence aspects of the Corporation’s performance (including a number of the NEOs mentioned below). These option awards were made in 3 equal tranches (2009, 2010 and 2011) with expiry dates in 3, 4, and 5 years, respectively.

LUNDIN MINING CORPORATION

Terms of Options Granted During 2008

The following table describes the options granted in 2008 to the NEOs as at December 31, 2008.

Name	Number of common shares issuable on exercise	Date of grant	Exercise price per share (C$)
Philip Wright	600,000(1)	20th March 08	6.62
	600,000	4th September 08(3)	4.42
Ted Mayers	200,000(2)	2nd September 08	4.82
João Carrêlo	300,000	4th September 08(3)	4.42
Paul Conibear	270,000	4th September 08(3)	4.42
Paul McRae	250,000	16th January 08 (4)	8.52
	250,000	4th September 08(3)	4.42
Notes:

(1)

This grant was made to Mr. Wright as part of his package on appointment. Subsequent to the recently-completed financial year end, Mr. Wright voluntarily relinquished this option to purchase 600,000 shares of the Corporation at an exercise price of C$6.62 per share.

(2)	This grant was made to Mr. Mayers as part of his package on appointment.
(3)

These grants were awarded as part of a broader structured grant of options to senior executives, as an element of the reward package. The grant process is described in greater detail elsewhere in this document.

(4)	This grant was made to Mr. McRae as part of his package on appointment, and vests over a period of 2 years.
(5)	No grants were made to Messrs. Waplan and Haker in 2008.

Other Benefits

Other benefits do not form a major part of the remuneration package of any of our senior executives. In most cases, some form of retirement benefit is provided in a manner which is appropriate to the country of employment. Health care and life insurance are also typically provided.

Retirement Benefits

In the year ended December 31, 2008, the Corporation provided retirement or pension benefits for executive officers in a manner which was appropriate to their personal contractual arrangements in the country in which they were based for employment purposes. All retirement or pension plans for the NEOs are based on defined contributions.

For NEOs employed by the Corporation in Canada (Messrs. Wright, Mayers, Conibear and McRae), a retirement savings plan was in place, to which the Corporation contributed 6% up to a maximum of C$20,000 per annum (or US$18,745). In Sweden, the Corporation contributed to the premium for occupational pension insurance for Messrs. Waplan and Haker (who both retired during 2008). The Corporation’s annual contribution was capped at SEK360,000 for each of them and was paid throughout the year. In both country arrangements, the pension benefit covers old age pension, survivor’s pension and long-term disability.

Mr. Carrêlo, who is employed in the UK, is not yet covered by any company-provided pension benefit. A new contributory retirement savings plan scheme is being put in place.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for C$100 invested in common shares of the Corporation on December 31, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index for the five most recently completed financial years of the Corporation.

LUNDIN MINING CORPORATION

Compensation of Chief Executive Officer

An Executive Employment Agreement with Mr. Philip J. Wright was made as of 16th January 2008 and subsequently amended by further agreement to allow for the secondment of Mr. Wright to the UK subsidiary (collectively, “Employment Agreements”). The amendment was made in order to better serve the Corporation’s global operations by having Mr. Wright spend more time in Europe while still retaining his executive responsibilities in Canada. Under the Employment Agreements, Mr. Wright agreed to serve the Corporation as President and Chief Executive Officer for an initial term of 2 years with the option to extend beyond that for a further 1 or 2 years (first year extension at the Corporation’s option; the second year extension has to be agreed by both the Corporation and Mr. Wright), in consideration of an annual base salary equivalent to C$575,000 (US$561,163), payable monthly by the Corporation and its subsidiaries, a comprehensive package of medical, dental and pension benefits, participation in the Corporation’s stock option plan, thirty days paid annual vacation and four return airfares to Australia per annum. The Employment Agreements allow for a payment, in addition to salary (“Additional Payment”), calculated net of any gains under the Corporation’s short-term and long-term incentive plans. During the initial term, the Additional Payment is equal to C$3,000,000, before offset of any incentives and net of any relevant income taxes. Further payments are prescribed for each extension. In the event of termination without cause, or terminated by Mr. Wright for (i) Good Reason, which includes a material change in the terms of Mr. Wright’s employment, or (ii) at any time between six and twelve months after a change of control, then Mr. Wright is entitled to the payment of salary to the date he ceases work, cost of repatriation to Australia and the Additional Payment relevant to the term of his contract.

Summary Compensation Table

The following table provides information regarding compensation received in or in respect of the financial year ended December 31, 2008 by each of the Corporation’s NEOs, who are the following executive officers of the Corporation: (i) the Chief Executive Officers, (ii) the Chief Financial Officer, and (iii) each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers during the fiscal year ended December 31, 2008 and whose total salary and bonus exceeds C$150,000; and (iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Corporation as at December 31, 2008.

LUNDIN MINING CORPORATION

			Non-equity incentive plan compensation ($)(2)
	Salary	Option awards	Annual incentive plans	Long- term incentive	Pension value	All other compensation	Total compensation
Name and principal position	($)	($)(1)		plans	($)(9)	($)(3)	($)
Philip Wright,	523,134	2,260,695	nil	nil	n/a	13,358	2,797,187
President and Chief Executive
Officer (4)
Ted Mayers,	140,591	242,191	nil	nil	n/a	6,432	389,214
Chief Financial Officer (5)
João Carrêlo,	489,153	478,289	nil	nil	n/a	16,491	983,933
Executive Vice President and Chief
Operating Officer
Paul Conibear,	350,914	430,460	nil	nil	n/a	25,253	806,627
Sr. Vice President, Projects
Paul McRae (6)	445,613	398,574	nil	nil	n/a	16,326	860,513
Project Manager
Karl-Axel Waplan,	41,771	nil	nil	nil	n/a	2,123,075	2,164,846
former President and Chief
Executive Officer (7)
Anders Haker,	343,318	nil	nil	nil	n/a	1,035,509	1,378,827
former Vice President and Chief
Financial Officer (8)

Notes:

(1)

This amount represents the fair value, on the date of grant, of awards made under the Corporation’s stock option plan. See “Long-Term Incentives” herein for details. The grant date fair value has been calculated using the Black-Scholes model according to Section 3870 of the CICA Handbook since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in C$ and translated into US$ using an average annual exchange rate of C$1.067:US$1.00. Reference is made to the disclosure regarding the Corporation’s stock option plan in Note 19 in the consolidated audited financial statements for the year ended December 31, 2008 available on the SEDAR website at www.sedar.com.

(2)	Represents incentive awards in respect of current year’s performance. As indicated elsewhere, may be considered if appropriate after completion of the financial restructuring.
(3)

Except as described below, amounts in this column typically consist of, but are not limited to, benefits such as retirement savings benefits, life insurance premiums, parking benefits, pension contribution and medical/dental plans.

(4)	Mr. Wright was appointed to his role as President and CEO of the Corporation on January 16, 2008.
(5)	Mr. Mayers was appointed to his role as Chief Financial Officer of the Corporation on September 1, 2008.
(6)	Mr. McRae was appointed to his role as Project Manager on January 15, 2008.
(7)

Mr. Waplan’s employment with the Corporation terminated on January 15, 2008. Amounts paid to Mr. Waplan and referred to under the column “All Other Compensation” include his termination payment of $2.1 million.

(8)

Mr. Haker’s employment with the Corporation terminated on December 31, 2008. Amounts paid to Mr. Haker and referred to under the column “All Other Compensation” include his termination payment of $1.0 million.

(9)	No defined benefit or actuarial plans in place.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2008:

LUNDIN MINING CORPORATION

Outstanding Option Awards

		Number of	Number of	Option Awards
		securities	securities			Value of
		underlying	underlying	Option exercise		unexercised
		options at the	unexercised	price	Option	in-the-money
Name	Grant Date	time of grant	options	(C$)	expiration	options
		(#)	(#)		date	(C$)
Philip Wright	March 30, 2008	600,000	600,000	6.62	Expired March 1, 2009 (1)	Nil
	Sept 4, 2008	600,000	600,000	4.42	Dec 31, 2011 to
					Dec 31, 2013(2)
Ted Mayers	Sept 2, 2008	200,000	200,000	4.82	Sept 1, 2011	Nil
João Carrêlo	June 8, 2005	135,360(3)	135,360	2.31	June 8, 2010	Nil
	May 11, 2006	171,360(3)	171,360	10.15	May 11, 2011
	Nov 14, 2007	100,000	100,000	10.58	Nov 13, 2012
	Dec 6, 2007	200,000	200,000	9.63	Dec 5, 2012
	Sept 4, 2008	300,000	300,000	4.42	Dec 31, 2011 to
					Dec 31, 2013(2)
Paul Conibear	Sept 24, 2007	270,000	270,000	12.74	Sept 23, 2012	Nil
	Sept 4, 2008	270,000	270,000	4.42	Dec 31, 2011 to
					Dec 31, 2013(2)
Paul McRae	Jan 16, 2008	250,000	250,000	8.52	March 19, 2013	Nil
	Sept 4, 2008	250,000	250,000	4.42	Dec 31, 2011 to Dec 31, 2013(2)

Notes:

(1)

Pursuant to his employment agreement, Mr. Phil Wright was granted 600,000 options at an exercise price of C$6.62 which were fully vested. Upon the adoption of the new option grant policy discussed under ‘Long-Term Incentives’, Mr. Wright received options under this plan on the same basis as all executives, and accordingly, relinquished the previously granted options in order to conform to the new agreement.

(2) One-third of the options granted on September 4, 2008, if unexercised, expire each year on December 31, 2011 to December 31, 2013.
(3) These represent stock appreciation rights (SARs).
(4) Mr. Karl-Axel Waplan was granted 390,000 options on September 24, 2007, all of which have vested and remain outstanding. Pursuant to the terms of his termination contract, all options that remain unexercised as at July 31, 2010 will expire.
(5) Mr. Anders Haker was granted 270,000 options on September 24, 2007, all of which have vested and remain outstanding. Pursuant to the terms of his termination contract, all options that remain unexercised as at December 31, 2010, will expire.

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2008.

Incentive Plan Awards Vested or Earned in 2008

Name	Option awards – Value during the year on vesting ($)(1)	Non-equity incentive plan compensation – amount earned during the year($)(2)
Philip Wright	nil	nil
Ted Mayers	nil	nil
João Carrêlo	nil	nil
Paul Conibear	nil	nil
Paul McRae	nil	nil

Notes:

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the common shares of Corporation as traded on the TSX on the vesting date and the exercise price of the options. During 2008, Mr. Wright had 600,000 options vest with an exercise price of C$6.62 which were subsequently relinquished (see Note 1 above, under ‘Outstanding Option Awards’); Mr. Mayers had 200,000 options vest with an exercise price of C$4.82; Mr. Carrelo had 33,333 options vest with an exercise price of C$10.58 and 66,666 options vest with an exercise price of C$9.63; Mr. Conibear had 90,000 options vest with an exercise price of C$12.74; and Mr. McRae had 83,334 options vest at an exercise price of C$8.52.
(2)	Amounts in this column represent the annual cash bonus which each NEO received to date for 2008 performance (also see Note 2 of the ‘Summary Compensation Table’).
(3)

Mr. Waplan had 260,000 options vest at an exercise price of C$12.74. The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the common shares of the Corporation as traded on the TSX on the vesting date and the exercise price of the options is nil.

(4)

Mr. Haker had 160,000 options vest at an exercise price of C$12.74. The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the common shares of the Corporation as traded on the TSX on the vesting date and the exercise price of the options is nil.

LUNDIN MINING CORPORATION

Pension Plan Benefits

The Corporation does not have any defined benefit or actuarial plans.

Termination and Change of Control Benefits

Each of the Corporation’s NEOs as of December 31, 2008 is a party to an employment agreement with the Corporation that sets forth certain instances where payments and other obligations arise on the termination of their employment. Messrs. Waplan and Haker were also parties to employment agreements with the Corporation but those agreements were superseded by termination agreements that governed the terms of their respective terminations of employment. See “Payments on Change of Control or Termination” below.

The employment agreements for each of Messrs. Wright, Mayers, Carrêlo, McRae and Conibear provide for the following payments and benefits following their involuntary termination without just cause:

(i)

Under the terms of his employment agreement, the CEO, Mr. Philip J. Wright, is entitled to payment of salary to the date he ceases work, repatriation to Australia and the Additional Payment relevant to the term of his contract. This Additional Payment is calculated as an after-tax payment, net of any gains under the Corporation’s short-term and long- term incentive plans. For the initial 2-year term of his contract, the maximum Additional Payment payable to Mr. Wright is C$3,000,000 in total, before offset of any incentives and net of any relevant income taxes.

(ii)

All other NEOs have indefinite term employment agreements with notice periods of 12 or 24 months. If those agreements are terminated by the Corporation without cause, or if the agreement is terminated by the individual for Good Reason (which includes a material change in the terms of the NEOs contract, or at any time between 6 and 12 months after a change of control) then payment of salary and, in some cases, benefits will be due for the appropriate notice period as provided in the NEOs respective contract. See “Payments on Change of Control or Termination” below for details.

Other than as set forth above, the Corporation and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than C$100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Corporation or its subsidiaries, a change of control of the Corporation or its subsidiaries, or a change in responsibilities of the Named Executive Officer, with or without a change in control.

Payments on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation of the NEOs assuming termination on December 31, 2008(1).

Name	Severance (Base Salary)	Severance (Bonus)	Severance (Value of Benefits)	Total
	($)(2)	($)	($)(4)	($)
Philip Wright(5)	2,450,980	Nil	Nil	2,450,980
Ted Mayers	735,294	Nil	Nil	735,294
João Carrêlo	954,306	376,470(3)	32,982	1,363,758
Paul Conibear	701,828	269,915(3)	50,506	1,022,249
Paul McRae (6)	408,497	Nil	16,326	424,823

Notes:

(1)	The employment of Messrs. Waplan and Haker with the Corporation ceased on January 15, 2008 and December 31, 2008, respectively. Pursuant to a termination agreement entered into with the Corporation, Mr. Waplan received $2.1 million upon his termination, broken down as follows: $1.4 million salary, $0.7 million bonus and benefits. Pursuant to his employment agreement, on termination, Mr. Haker received $1.0 million, broken down as follows: $0.7 million salary, $0.2 million bonus and $0.1 million in benefits.
(2)	Based on 12-24 months’ salary, as set out in the individual employment contract, using the closing exchange rates on December 31, 2008 of C$1.224:US$1.00 and EUR 0.718:US$1.00.
(3)

Bonus on termination would be based on the average bonus paid over the 2 preceding fiscal years (2007 and 2008). However, since 2008 bonus has not yet been determined, 2007 bonus has been used as an estimate.

(4)	Assumes benefits paid at the 2008 rate for the duration of the severance period.
(5)	Contractual amount stated net of tax.
(6)	In addition, at the end of his assignment, the Corporation will pay reasonable costs incurred in the relocation of Mr. McRae and his family back to Canada.

LUNDIN MINING CORPORATION

COMPENSATION OF DIRECTORS

The Chairman of the Board receives annual remuneration in the amount of C$200,000 (paid in monthly installments). Each non-executive director receives annual remuneration of C$75,000 (paid in monthly installments) but does not receive any stock options. Non-executive Board members who are also members of a Board Committee receive C$1,000 per meeting. The Chairman of the Audit Committee also receives annual remuneration of C$10,000 and the Chairman of each of the other Board Committees receives annual remuneration of C$5,000.

Compensation for Services

Namdo Management Services Ltd. (“Namdo”), a private corporation owned by Mr. Lukas H. Lundin, Chairman and a director of the Corporation, was paid or accrued the sum of $0.5 million during the fiscal year ended December 31, 2008, plus reimbursement of out-of-pocket expenses at cost. Namdo has approximately 12 employees and provides administrative and, in some cases, financial services to a number of public companies in exchange for management fees in varying amounts. Mr. Lundin is paid compensation by Namdo; however, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin as he is not receiving such compensation primarily in respect of his personal services provided to the Corporation.

During the most recently completed financial year, an amount of approximately $0.5 million was paid or accrued to the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig, a director of the Corporation, is a partner, for legal services rendered to the Corporation.

No other director was compensated either directly or indirectly by the Corporation and its Subsidiaries during the most recently completed financial year for services as consultants or experts.

Director Compensation Table

The following table provides information regarding compensation earned by the Corporation’s non-executive directors during the financial year ended December 31, 2008.

			All other
	Fees earned	Option awards	Compensation	Total
Name	(US$)	(US$)	(US$)	(US$)
Lukas H. Lundin	196,364	-	-	196,364
Colin K. Benner	75,921	-	31,129(1)	107,050
Donald K. Charter	80,608	-	-	80,608
John H. Craig	75,921	-	-	75,921
Brian D. Edgar	89,512	-	37,492(2)	127,004
Anthony O’Reilly Jr.	74,047	-	-	74,047
David F. Mullen	78,733	-	18,746(2)	97,479
Dale C. Peniuk	93,730	-	18,746(2)	112,476
William A. Rand	79,671	-	-	79,671

Notes:

(1)	As part of Mr. Benner’s termination agreement upon resignation as CEO, he receives continuation of RRSP and medical benefits. These benefits will cease on December 31, 2010.
(2)	These amounts were paid to Messrs. Edgar, Mullen and Peniuk in respect of their special committee work in connection with the Arrangement Agreement entered into between the Corporation and HudBay Minerals Inc. dated November 21, 2008. This ad hoc committee was dissolved following termination of the Arrangement Agreement on February 23, 2009.
(3)	The OMX Nordic Stock Exchange (previously, the Stockholm Stock Exchange) does not permit the granting of incentive stock options to non-executive directors. Accordingly, no directors of the Corporation, other than certain of the Named Executive Officers, were granted stock options during the last fiscal year of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Corporation, proposed nominees for directors, or associates or affiliates of said persons, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

LUNDIN MINING CORPORATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The Corporation’s Stock Option Plan, described below, is the only compensation plan under which equity securities of the Corporation are authorized for issuance.

The information in the following table is as of December 31, 2008:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (C$) (b)	Number of securities remaining available for future issuance under the plan (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by securityholders	11,092,020	8.01	9,907,980
Equity Compensation Plans not approved by securityholders	--	--	--
Total	11,092,020	8.01	9,907,980

The Corporation’s Stock Option Plan

The Stock Option Plan is currently the only equity-based compensation arrangement pursuant to which securities may be issued from treasury of the Corporation. The major features of the Plan can be summarized as follows:

  The Board, or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Corporation or its subsidiaries, or to employees of management companies providing services to the Corporation (collectively, the “Eligible Personnel”) options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of the Stock Option Plan is to advance the interests of the Corporation by providing Eligible Personnel with a financial incentive for the continued improvement of the Corporation’s performance and encouragement to stay with the Corporation. Notwithstanding the provisions of the plan which permits directors of the Corporation to receive options, the Corporation does not grant directors of the Corporation stock options in accordance with the policies of the OMX Nordic Stock Exchange.
  The maximum number of common shares that may be reserved for issuance for all purposes under the Stock Option Plan shall not exceed ten percent of the issued and outstanding shares of the Corporation at the time of grant subject to a maximum of 21,000,000 shares or such additional amount as the Corporation’s shareholders may approve from time to time. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan. The maximum number of common shares that may be reserved for issuance to insiders of the Corporation under the Stock Option Plan and under any other share compensation arrangement is limited to ten percent of the common shares outstanding at the time of grant (on a non-diluted basis).
  The Board has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price, for example, the closing price of the common shares as traded on the TSX on the last trading day preceding the date on which the option is approved by the Board.

Options granted under the Stock Option Plan must be exercised no later than ten years after the date of grant or as otherwise determined by the Board, and options are not transferable other than by will or the laws of dissent and distribution. Typically, if an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

LUNDIN MINING CORPORATION

The Corporation provides no financial assistance to facilitate the purchase of common shares by Eligible Personnel who hold options granted under the Stock Option Plan.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has secured Directors’ and Officers’ Liability Insurance with a total limit of €40,000,000. The coverage insures all directors and officers of the Corporation and all subsidiaries. The insured period of these policies is February 13, 2009 to February 13, 2010

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

(presented by the Corporate Governance and Nominating Committee)

This statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines and National Instrument 58-101, Disclosure of Corporate Governance Practices (hereinafter collectively the “Governance Guidelines”) which are initiatives of the Canadian Securities Administrators (“CSA”).

Major securities regulatory changes in the United States affecting the Corporation have come into effect over the last several years. Many of these changes arise from SOX and subsequent rules and regulations issued by the United States Securities and Exchange Commission. The Corporate Governance and Nominating Committee has closely monitored the various changes and proposed changes in the regulatory environment and, where applicable, amended its governance practices to align with these changes that are currently in effect.

In accordance with the Governance Guidelines, the Corporation has chosen to disclose its system of corporate governance in this Circular. The following text sets forth the steps taken by the Corporation in order to comply with the Governance Guidelines and its system of corporate governance now in force.

Board Governance

The Board has adopted a mandate which acknowledges its responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management. Management is responsible for the day-to-day conduct of the business of the Corporation. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board considers the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, sets the standards of conduct for the Corporation.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair and Lead Director, nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles and By-Laws of the Corporation and the Canada Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The full text of the Board’s mandate is attached hereto as Appendix A.

To assist the Board in its responsibilities, the Board has established four standing committees: the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health, Safety and Community Committee. Each committee has a written mandate and reviews its mandate annually.

Composition of the Board

The Board has considered the relationship and status of each director. As of the date hereof, the Board currently consists of ten directors, a majority of whom are independent.

LUNDIN MINING CORPORATION

Mr. Wright and Mr. Benner are not independent because of their current or past roles as executive officers. Mr. Lundin, Chairman of the Board, may not be considered independent due to his direct involvement with management of the Corporation. The remaining directors, Messrs. Rand, Edgar, Charter, Craig, Mullen, Peniuk and O’Reilly Jr. do not have any material business relationships with the Corporation and are therefore considered independent under the Governance Guidelines and otherwise independent under Multinational Instrument 52-110, Audit Committees (“MI 52-110”) for the purposes of sitting on the Corporation’s Audit Committee. Mr. Craig periodically provides legal services to the Corporation, but is considered to be independent because of the size of his fees for such services relative to the overall fee income of his practice.

The Board regularly sets aside a portion of each meeting to meet without management and non-independent directors present. In addition, the mandates of the Board and the Corporate Governance and Nominating Committee require that procedures be implemented at such times as are desirable or necessary to enable the Board to function independently of management and to facilitate open and candid discussion among its independent directors.

The Board has appointed William A. Rand, an independent director, as Lead Director to act as effective leader of the Board, to ensure that the Board’s agenda will enable it to successfully carry out its duties and to provide leadership for the Board’s independent directors. As Lead Director, Mr. Rand, among other things, presides at meetings of the Board and of the Corporation’s shareholders, ensures that the Board is alert to its obligations and responsibilities and that it fully discharges its duties, communicates with the Board to keep the Board up to date on all major developments, and acts as a liaison between the Board and management of the Corporation.

BOARD AND COMMITTEE MEETINGS – ATTENDANCE RECORD

Below is the attendance record of each director for all Board and Committee meetings held during the period from January 1, 2008 and December 31, 2008:

			Board Committees
Directors	Board		Audit		Human Resources/ Compensation		Corporate Governance/ Nominating		Health, Safety, Environment and Community
	# of	Total # of	# of	Total # of	# of	Total # of	# of	Total # of	# of	Total # of
	meetings	meetings	meetings	meetings	meetings	meetings	meetings	meetings	meetings	meetings
	attended	(1)	attended	(1)	attended	(1)	attended	(1)	attended	(1)
Lukas H. Lundin	19	20	-	-	3	3	-	-	-	-
Philip J. Wright	16	19	-	-	-	-	-	-	0	1
Colin K. Benner (2)	16	16	-	-	-	-	6	6	1	2
Donald K. Charter (2)	14	16	8	8	3	3	-	-	-	-
John H. Craig (2)	16	16	-	-	-	-	6	6	-	-
Brian D. Edgar	20	20	-	-	-	-	6	6	2	2
Anthony O’Reilly Jr.	18	20	-	-	3	3	-	-	1	2
David F. Mullen	19	20	-	-	3	3	6	6	-	-
Dale C. Peniuk	19	20	10	10	-	-	-	-	-	-
William A. Rand	20	20	10	10	-	-	-	-	-	-

Notes:

(1)	Represents number of meetings the Director was eligible to attend.
(2)

Messrs. Benner and Charter were also directors of HudBay Minerals Ltd. and as such, had to recuse themselves from Board meetings where the proposed merger with HudBay Minerals Ltd. was considered. Mr. Craig, whose firm acted as counsel to HudBay Minerals Ltd., also had to recuse himself from Board meetings where the proposed merger was considered.

LUNDIN MINING CORPORATION

Several of the directors of the Corporation serve as directors of other reporting issuers. Currently, the following directors serve on the boards of directors of other public companies as listed below:

Director	Public Company Board Membership
Lukas H. Lundin

Atacama Minerals Corp. (TSX-V), Canadian Gold Hunter Corp. (TSX), Fortress Minerals Corp. (TSX-V), Pearl Exploration and Production Ltd. (TSX- V), Lucara Diamond Corp. (CNQ), Denison Mines Corp. (TSX-AMEX); Red Back Mining Inc. (TSX), Lundin Petroleum AB (OMX-Nordic), Suramina Resources Inc. (TSX), Vostok Nafta Investment Ltd. (OMX-Nordic)

Philip J. Wright	Nil
Colin K. Benner	Troon Ventures Ltd. (TSX-V), Polaris Minerals Inc. (TSX), Creston Moly Corp. (TSX-V), Capstone Mining Corp. (TSX)
Donald K. Charter	IAMGOLD Corporation (TSX-NYSE), Dundee REIT (TSX), Baffinland Iron Mines Corporation (TSX), Great Plains Exploration Inc. (TSX)
John H. Craig	Atacama Minerals Corp. (TSX-V), Canadian Gold Hunter Corp. (TSX), Consolidated HCI Holdings Corp. (TSX), Denison Mines Corp. (TSX/AMEX), PetroFalcon Corporation (TSX), Suramina Resources Inc. (TSX)
Brian D. Edgar

Bayou Bend Petroleum Ltd. (TSX-V), Dome Ventures Corp.(TSX-V), Denison Mines Corp. (TSX-AMEX), Red Back Mining Inc.(TSX), Pearl Exploration and Production Ltd.(TSX-V), Lucara Diamond Corp. (CNQ), New West Energy Services Inc. (TSX-V)

David F. Mullen	Gold-Ore Resources Ltd. (TSX-V), Transformative Ventures Ltd.(TSX-V)
Anthony O’Reilly Jr.	Independent News & Media PLC (ISE-LSE), Fitzwilton Limited, Providence Resources Plc. (ISE-AIM), Zenergy Power Plc. (AIM)
Dale C. Peniuk	Corriente Resources Inc. (TSX-NYSE), Quest Capital Corp. (TSX-AMEX- AIM), Rainy River Resources Ltd. (TSX-V), Reservoir Capital Corp. (TSX-V),
William A. Rand

Canadian Gold Hunter Corp. (TSX), Dome Ventures Corporation (TSX-V), Denison Mines Corp. (TSX/AMEX); New West Energy Services Inc. (TSX-V), Pender Financial Group Corporation (TSX-V), Vostok Nafta Investment Ltd. (OMX-Nordic); Suramina Resources Inc. (TSX); Lundin Petroleum AB (OMX- Nordic)

Legend:
CNQ	=	Canada’s New Stock Exchange
TSX	=	Toronto Stock Exchange
TSX-V	=	TSX Venture Exchange
NYSE	=	New York Stock Exchange
AMEX	=	American Stock Exchange
ISE	=	Irish Stock Exchange
LSE	=	London Stock Exchange
AIM	=	London Stock Exchange’s AIM market
OMX-Nordic	=	OMX Nordic Stock Exchange (previously, the Stockholm Stock Exchange)

Position Descriptions

The Board has adopted a written position description for each of the Chairman, Lead Director, Chief Executive Officer, Chief Financial Officer and the chair of each Board committee.

Orientation and Education

The Corporation provides new directors with an orientation package upon joining the Corporation that includes financial and technical information relevant to the Corporation’s operations, and periodically arranges for project site visits to familiarize members of the Board with the Company’s operations and ensure that their knowledge and understanding of the Company’s business remains current.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Corporation’s records. The Corporation’s legal counsel also provides directors and senior officers with summary updates of any developments relating to the duties and responsibilities of directors and officers and to any other corporate governance matters. In addition, the Board will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors.

Board Diversity

The Corporation recognizes that improving diversity on the Board of Directors and among its senior executives presents the Corporation with an opportunity to develop a competitive advantage by ensuring that the Corporation appeals to potential employees from the broadest possible talent pool. To that end, while the focus always has been, and will continue to be, to recruit and appoint the most qualified individuals, the Corporation proposes to make a greater effort to locate qualified women as candidates for nomination to the Board and to recruit qualified women for senior executive positions.

LUNDIN MINING CORPORATION

Ethical Business Conduct

The Board has adopted a formal written Code of Conduct and Ethical Values Policy (the “Code of Conduct”) for its directors, officers and employees.

Individuals governed by the Code of Conduct are required to disclose in writing all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties. Individuals must avoid all situations in which their personal interests conflict or might conflict with their duties to the Corporation or with the economic interest of the Corporation. All business transactions with individuals, corporations or other entities that could potentially, directly or indirectly, be considered to be a related party, must be approved by the Board of Directors regardless of the amount involved.

Directors, officers and employees are encouraged to report violations of the Code of Conduct on a confidential and, if preferred, anonymous basis, in accordance with the complaints procedure set out in the Code of Conduct or the Corporation’s whistleblower procedures. The Audit Committee may request special treatment for any complaint, including the involvement of the Corporation’s external auditors or outside counsel or other advisors. All complaints are required to be documented in writing by the person(s) designated to investigate the complaint, who shall report forthwith to the Chair of the Audit Committee. On an annual basis, or otherwise upon request from the Board of Directors, the Code requires the Chair of the Audit Committee to prepare a written report to the Board summarizing all complaints received during the previous year, all outstanding unresolved complaints, how such complaints are being handled, the results of any investigations and any corrective actions taken.

The Code of Conduct is available on the Corporation’s website and has been filed and is accessible through SEDAR on the Corporation’s profile at www.sedar.com.

The Audit Committee has also established a Fraud Reporting and Investigation (Whistleblower) Policy (the “Whistleblower Policy”) to encourage employees, officers and directors to raise concerns regarding questionable accounting, internal controls, auditing or other fraudulent matters, on a confidential basis free from discrimination, retaliation or harassment.

Board Committees

The Board has established four standing committees; namely, the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Community Committee.

Audit Committee

The Audit Committee is comprised of three directors. The current members of the Committee are: Messrs. Dale C. Peniuk (Chair), Donald K. Charter and William A. Rand, all of whom are independent and financially literate for the purposes of MI 52-110.

The Audit Committee oversees the accounting and financial reporting processes of the Corporation and its subsidiaries and all audits and external reviews of the financial statements of the Corporation, on behalf of the Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Corporation and its subsidiaries. All auditing services and non-audit services to be provided to the Corporation by the Corporation’s auditors are pre-approved by the Audit Committee. The Committee reviews, on a continuous basis, any reports prepared by the Corporation’s external auditors relating to the Corporation’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the quarterly review engagements, the Corporation’s internal accounting controls, the Corporation’s Fraud Reporting and Investigation (Whistleblower) Policy, any complaints and concerns regarding accounting, internal control or audit matters and the resolution of issues identified by the Corporation’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders. The Audit Committee meets a minimum of four times a year.

LUNDIN MINING CORPORATION

Additional information relating to the Audit Committee, including a copy of the Audit Committee’s mandate, is provided in the Corporation’s Annual Information Form for the year ended December 31, 2008, a copy of which is available on the SEDAR website at www.sedar.com.

Human Resources/Compensation Committee

The Human Resources/Compensation Committee (the “HRCC”) consists of four directors, a majority of whom are independent within the meaning of the Governance Guidelines. The HRCC currently includes: Messrs. Lukas H. Lundin (Chair), Donald K. Charter, David F. Mullen and Anthony O’Reilly Jr. Because Mr. Lundin, who is Chairman of the Board of Directors, is not an independent director, he abstains from any discussions or voting in respect of matters that have a direct impact on him, including decisions relating to the compensation he receives as Chairman of the Board of Directors. The Board has adopted a formal written mandate for the HRCC.

The principal purpose of the HRCC is to implement and oversee human resources and compensation policies approved by the Board of Directors of the Corporation. The duties and responsibilities of the committee include, without limitation, the following:

(a)	to recommend to the Board human resources and compensation policies and guidelines for application to the Corporation;

(b)	to ensure that the Corporation has in place programs to attract and develop management of the highest caliber and a process to provide for the orderly succession of management;

(c)

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Corporation, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board.

The HRCC meets regularly each year on such dates and at such locations as the Chair of the committee determines. The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel or advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (the “CGNC”) consists of four directors, all of whom are independent within the meaning of the Governance Guidelines. The CGNC currently consists of Messrs. Brian D. Edgar (Chair), John H. Craig, David F. Mullen and Colin K. Benner. The Board has adopted a formal written mandate for the CGNC.

The principal purposes of the CGNC is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board of Directors and shareholders that the Corporation’s corporate governance system is effective in the discharge of its obligations to the Corporation’s stakeholders. The duties and responsibilities of the CGNC include, without limitation, the following:

(a)

to develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices;

(b)

to report annually to the Corporation’s shareholders, through the Corporation’s annual management proxy circular or annual report to shareholders, on the Corporation’s system of corporate governance and the operation of its system of governance;

(c)	to analyze and report annually to the Board the relationship of each director to the Corporation as to whether such director is a related director or an unrelated director; and

(d)	to advise the Board or any of the committees of the Board of any corporate governance issues which the CGNC determines ought to be considered by the Board or any such committee.

LUNDIN MINING CORPORATION

The Board appoints the members of the committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the shareholders of the Corporation. The Board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

The CGNC meets regularly each year on such dates and at such locations as the Chair of the committee determines. The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Health, Safety, Environment and Community Committee

The Health, Safety, Environment and Community Committee (the “HSEC Committee”) consists of four directors, a majority of whom are independent within the meaning of the Governance Guidelines. The HSEC Committee currently consists of Messrs. Colin K. Benner (Chair), Brian D. Edgar, Anthony O’Reilly Jr., and Philip J. Wright. The Board has adopted a formal written mandate for the HSEC Committee.

The principal purpose of the HSEC Committee is to review and monitor:

(a)	the environmental policies and activities of the Corporation on behalf of the Board of Directors; and
(b)	the activities of the Corporation as they relate to the health and safety of employees of the Corporation in the workplace.

As the Corporation is principally a holding company, the HSEC Committee is not responsible for compliance with the committee mandate by the Corporation’s subsidiaries or for review or monitoring of such activities, but is responsible to ensure that the directors and officers of its subsidiaries have copies of the committee mandate and any amendments to it and adopt similar or more appropriate local procedures for use by the subsidiaries in their operations and activities, to be monitored by the directors and officers of the subsidiaries directly.

The Board appoints the members of the committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the shareholders of the Corporation. The Board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

The HSEC Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Special Committee of the Board

On November 6, 2008, the Board established an ad hoc committee comprised of independent directors for the purposes of considering the Arrangement Agreement entered into between the Corporation and HudBay Minerals Inc. dated November 21, 2008. The Committee was mandated to, among other things, consider and advise the Board as to whether the proposed transaction was in the best interests of the Corporation and reporting back to the Board with its recommendations. The members of this special committee were Messrs. Brian D. Edgar, Dale C. Peniuk and David F. Mullen. This ad hoc committee was dissolved following termination of the Arrangement Agreement on February 23, 2009.

Assessment of the Board

In accordance with the Board’s mandate, the Board, through the CGNC, undertakes assessments of itself, its committees and each individual director’s effectiveness and contribution on an annual basis.

The CGNC prepares and delivers an Annual Board Effective Assessment Questionnaire to each member of the Board. The Questionnaire is divided into four parts dealing with: (i) Board Responsibility; (ii) Board Operations; (iii) Board Effectiveness; and (iv) Individual Assessments. The CGNC reviews and considers the responses received and makes a final report, with recommendations (if any) to the Board of Directors. This process occurs prior to the consideration by the CGNC of nominations for Board member elections at the Corporation’s annual meeting each year.

LUNDIN MINING CORPORATION

Review of Adequacy and Form of Compensation of Directors

The extent and level of directors' compensation is determined by the Board, as a whole, after considering the recommendations of the HRCC, which has been mandated to review the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

Shareholder Communications

The Board has put structures in place to ensure effective communication between the Corporation, its shareholders and the public. The Corporation has established a Disclosure and Confidentiality Policy. Significant shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of corporate developments by the issuance of timely press releases which are concurrently posted to the Corporation’s website.

Under its mandate, the Board is required to oversee the Corporation’s communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Corporation with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Corporation with shareholders, governments and the public generally.

Presented by the Corporate Governance and Nominating Committee:

Brian D. Edgar (Chair)
John H. Craig
Colin K. Benner
David F. Mullen

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Corporation’s knowledge, none of the directors, officers or principal shareholders of the Corporation, and no associate or affiliate of any of them, has or has had any material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation other than in connection with the Arrangement Agreement entered into between the Corporation and HudBay Minerals Inc. (“HudBay”) dated November 21, 2008 which was terminated pursuant to a Termination Agreement between the Corporation and HudBay dated February 23, 2009. In this connection, Messrs. Colin K. Benner and Donald K. Charter, both of whom are directors of the Corporation, were also directors of HudBay. Mr. Benner formerly served as Chief Executive Officer of the Corporation from October 2006 to March 2007 and as the Chief Executive Officer of Skye Resources Inc. prior to its acquisition by HudBay in August 2008 and as interim CEO of HudBay from March 9, 2009 to March 23, 2009. Mr. Benner also served as Vice Chairman of the Corporation from October 2006 to January 2008. Mr. John Craig, a director of the Corporation, is a partner of Cassels Brock & Blackwell, LLP, Canadian legal advisor to HudBay in connection with the Arrangement.

OTHER MATTERS

Management of the Corporation knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting. Should any other matters properly be brought before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

LUNDIN MINING CORPORATION

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website under the Corporation’s profile at www.sedar.com. Financial information related to the Corporation is contained in the Corporation’s financial statements and related management’s discussion and analysis. Copies of the Corporation’s consolidated audited financial statements, Annual Information Form and Form 40-F prepared for its fiscal year ended December 31, 2008 may be obtained free of charge by writing to the Assistant Corporate Secretary of the Corporation at Suite 2101-885 West Georgia Street, Vancouver, B.C., V6C 3E8 or may be accessed on the Corporation’s website at www.lundinmining.com or under the Corporation’s profile on the SEDAR website at www.sedar.com.

CERTIFICATE

The contents and the distribution of this Circular have been approved by the Board.

DATED this 14th day of April, 2009.

BY ORDER OF THE BOARD

(Signed) Philip J. Wright, President and CEO

LUNDIN MINING CORPORATION

Appendix A

LUNDIN MINING CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

A.

INTRODUCTION

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management. Management is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the Corporation.

B.

PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles and By-Laws of the Corporation and the Canada Business Corporations Act (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

C.

DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.	Legal Requirements

	(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

	(b)	The Board has the statutory responsibility to:

		(i)	manage or, to the extent it is entitled to delegate such power, to supervise the management of the business and affairs of the Corporation by the senior officers of the Corporation;
		(ii)	act honestly and in good faith with a view to the best interests of the Corporation;
		(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
(iv)

act in accordance with its obligations contained in the Act and the regulations thereto, the Corporation’s Articles and By-Laws, securities legislation of each province and territory of Canada, and other relevant legislation and regulations.

LUNDIN MINING CORPORATION

2.

Independence

     The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including endeavouring to have a majority of independent directors as well as an independent Chair or an independent Lead Director, as the term “independent” is defined in National Instrument 58-101 “Disclosure of Corporate Governance Practices”.

3.

Strategy Determination

     The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving the mission of the business of the Corporation and the strategic plan by which it proposes to achieve its goals, which strategic plan takes into account, among other things, the opportunities and risks of the Corporation’s business.

4.

Managing Risk

     The Board has the responsibility to identify and understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.

Division of Responsibilities

The Board has the responsibility to:

(a)	appoint and delegate responsibilities to committees where appropriate to do so; and

(b)	develop position descriptions for:

	(i)	the Board;
	(ii)	the Chairman and Vice-Chairman of the Board;
	(iii)	the Chair of each Board Committee;
	(iv)	the Chief Executive Officer;
	(v)	the Chief Financial Officer;
	(vi)	the Chief Operating Officer; and
	(vii)	the President.

(c)

ensure that the directors of the Corporation’s subsidiaries are qualified and appropriate in keeping with the Corporation’s guidelines and that they are provided with copies of the Corporation’s policies for implementation by the subsidiaries.

To assist it in exercising its responsibilities, the Board hereby establishes four standing committees of the Board: the Audit Committee, the Human Resources/Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Safety and Health Committee. The Board may also establish other standing committees from time to time.

Each committee shall have a written mandate that clearly establishes its purpose, responsibilities, members, structure and functions. Each mandate shall be reviewed by the Board regularly. The Board is responsible for appointing committee members.

6.	Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

LUNDIN MINING CORPORATION

(a)

to appoint the Chief Executive Officer, to monitor and assess the Chief Executive Officer’s performance, to satisfy itself as to the integrity of the Chief Executive Officer, and to provide advice and counsel in the execution of the Chief Executive Officer’s duties;

	(b)	to develop or approve the corporate goals or objectives that the Chief Executive Officer is responsible for;

	(c)	to approve the appointment of all senior corporate officers, acting upon the advice of the Chief Executive Officer and to satisfy itself as to the integrity of such corporate officers;

(d)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management and to ensure that all new directors receive a comprehensive orientation, fully understand the role of the Board and its committees, the nature and operation of the Corporation’s business and the contribution that individual directors are required to make;

	(e)	to create a culture of integrity throughout the Corporation;

	(f)	to ensure that management is aware of the Board’s expectations of management;

	(g)	to provide for succession of management; and

	(h)	to set out expectations and responsibilities of directors including attendance at meetings and review of meeting materials.

7.	Policies, Procedures and Compliance

The Board has the responsibility:

	(a)	to ensure that the Corporation operates at all times within applicable laws, regulations and ethical standards; and

	(b)	to approve and monitor compliance with significant policies and procedures by which the Corporation is operated.

8.	Reporting and Communication

The Board has the responsibility:

	(a)	to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

	(b)	to ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

	(c)	to ensure the timely reporting of developments that have a significant and material impact on the value of the Corporation;

	(d)	to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year;

	(e)	to develop appropriate measures for receiving shareholder feedback; and

LUNDIN MINING CORPORATION

	(f)	to develop the Corporation’s approach to corporate governance and to develop a set of corporate governance principles and guidelines.

9.	Monitoring and Acting

The Board has the responsibility:

	(a)	to monitor the Corporation’s progress towards it goals and objectives and to revise and alter its direction through management in response to changing circumstances;

	(b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

	(c)	to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities; and

	(d)	to make regular assessments of itself, its committees and each individual director’s effectiveness and contribution.

LUNDIN MINING CORPORATION